# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Breeze Acquisition Corp. II, CIK 0002095443
CUSIP: G13227106
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 955 W. John Carpenter Fwy, Suite 100-929, Irving, Texas (TX), 75039
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000919185

## Reporting persons
- Highbridge Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,159,000; shared voting power 0; sole dispositive power 1,159,000; shared dispositive power 0; aggregate amount beneficially owned 1,159,000 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Breeze Acquisition Corp. II
Address of issuer's principal executive offices: 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039

## Item 2. Person Filing
Name of person filing:
This statement is filed by Highbridge Capital Management, LLC ("Highbridge" or the "Reporting Person"), a Delaware limited liability company and the investment adviser to certain funds and accounts (the "Highbridge Funds"), with respect to the ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Breeze Acquisition Corp II, a Cayman Islands exempted company (the "Issuer"), directly held by the Highbridge Funds;

The filing of this statement should not be construed as an admission that any of the foregoing persons or the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of the Reporting Person is 390 Madison Avenue, 28th Floor, New York, NY 10017.
Citizenship: Highbridge is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 19,738,919 Ordinary Shares, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on May 14, 2026, and in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 2, 2026, after giving effect to the completion of the offering, the consummation of the simultaneous private placement, the partial exercise of the underwriters' over-allotment option and the forfeiture of 131,757 Ordinary Shares, all as described therein.
Percent of class: 5.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for the Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Highbridge Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Highbridge Capital Management, LLC: /s/ Kirk Rule, By: Kirk Rule, Executive Director (08/14/2026)